July 20, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Larry Spirgel, Assistant Director
Re: Altisource Portfolio Solutions S.A. Registration Statement on Form 10 (File No. 001-34354)
Ladies and Gentlemen:
     In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), Altisource Portfolio Solutions S.A. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Act by 5 p.m., New York City time, on July 21, 2009, or as soon thereafter as practicable.
     In connection with the request for acceleration of the above-referenced Registration Statement, the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the undersigned at (407) 737-5419.

Very truly yours,

Altisource Portfolio Solutions S.A.

By:	/s/ Robert D. Stiles

Name: Robert D. Stiles Title: Chief Financial Officer
2015 Vaughn Road, Bldg 400 | Kennesaw, GA 30144